UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Year Ended December 31, 2005

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
Commission File Number
001-31931
Levitt Corporation Security Plus Plan
(Full title of the plan)
Levitt Corporation
(Name of issuer of the securities held pursuant to the plan)
2100 West Cypress Creek Road
Ft. Lauderdale, Florida 33309
(Address of principal executive offices)

INDEX
________

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The 401(k) Investment Committee
Levitt Corporation Security Plus Plan
Fort Lauderdale, Florida
We have audited the accompanying statements of net assets available for benefits of Levitt Corporation Security Plus Plan (the “Plan”) as of December 31, 2004 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2005, and changes in its net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements. This schedule includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respect in relation to the financial statements taken as a whole.
/s/ Moore Stephens Lovelace, P.A.
Orlando, Florida
June 20, 2006

LEVITT CORPORATION SECURITY PLUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004 and 2005

	December 31,	December 31,
	2004	2005
ASSETS

Investments, at fair value:

Pooled separate accounts — mutual funds	$3,424,053	5,203,755
Levitt Corporation class A common stock fund	298,931	772,356

Fixed account held in insurance company general account	—	1,350,428

Participant notes receivable	49,435	160,494

TOTAL INVESTMENTS	3,772,419	7,487,033

Receivables

Employer	374,558	33,535

Participant	277,400	68,958
Other	3,696	—

	655,654	102,493

TOTAL ASSETS	4,428,073	7,589,526

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$4,428,073	7,589,526

The accompanying notes are an integral part of the financial statements

LEVITT CORPORATION SECURITY PLUS PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
Year Ended December 31, 2005

ADDITIONS:
Investment income
Net appreciation in fair value of investments	$175,726
Interest	9,083

184,809

Contributions
Employer	1,046,278
Participants	1,949,403
Rollover, other	305,896

3,301,577

TOTAL ADDITIONS	3,486,386

DEDUCTIONS:
Participant benefits and withdrawals	324,933

TOTAL DEDUCTIONS	324,933

NET INCREASE	$3,161,453

NET ASSETS — BEGINNING OF YEAR	$4,428,073

NET ASSETS — END OF YEAR	$7,589,526

The accompanying notes are an integral part of the financial statements

Levitt Corporation Security Plus Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 1 — PLAN DESCRIPTION
The following description of Levitt Corporation Security Plus Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
The Plan was established effective January 1, 2004 and is a defined contribution plan covering all employees, excluding certain employees whose employment is governed by the terms of a collective bargaining agreement and non-resident aliens, of Levitt Corporation, Bowden Building Corporation, Core Communities, LLC, Levitt and Sons, LLC, Levitt Capital, LLC, Levitt Commercial, LLC, and St. Lucie West Development Company, LLC (collectively the “Company”), who have completed 3 months of service, as defined by the Plan, and are age 18 or older. Assets of the Plan were maintained by Reliance Trust Company and Metropolitan Life Insurance Company served as the agent for Reliance Trust Company with respect to all trustee duties, responsibilities and functions required under the Plan agreement through November 30, 2005. On December 1, 2005 the Plan switched trustees and the assets of the Plan are now managed by ING Life Insurance and Annuity Company.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company is the plan administrator.
Contributions
Each year, participants may contribute a percentage of their pre-tax annual compensation, as defined in the Plan. The Company currently makes “safe harbor” matching contributions to the account of each eligible participant in an amount equal to the sum of 100% of the amount of the participant’s elective deferrals that do not exceed 3% of the participant’s compensation, plus 50% of the amount of the participant’s elective deferrals that exceed 3% of the participant’s compensation but do not exceed 5% of the participant’s compensation. The Company may also make additional discretionary contributions to the Plan each year. No additional discretionary contributions were made during the year ended December 31, 2005.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and an allocation of the employer’s contribution, interest earned, administrative expenses related to loan origination and investment gains and losses. Allocations of Plan earnings are based on participant account balances, which are individually directed among the Plan’s investment options.

Forfeited Accounts
Forfeited balances of participants’ non-vested accounts are used to reduce future Company contributions. There were approximately $3,400 of unallocated forfeitures as of December 31, 2005.
Vesting
Participants are immediately vested in their own contributions, rollover contributions and allocated safe harbor contributions, plus any earnings thereon.
The vesting schedule with respect to other discretionary employer contributions is as follows:

Years of	Percentage
Service	Vested
1	20%
2	40%
3	60%
4	80%
5	100%
If, while an employee, the participant dies, the beneficiary is entitled to 100% of the vested account balance, to be paid in either a lump-sum payment. If the participant becomes disabled while employed, they are entitled to 100% of their account balance and are paid as though retired.
Participant Loans
Participants may borrow from their fund accounts a maximum of the lesser of $50,000 or 50% of the participant’s vested account balance. Loans bear a reasonable rate of interest with terms that may not exceed five years, unless made to purchase a primary residence. Loan principal and interest must be repaid in equal installments made at least quarterly. No loan may be granted to any participant having a loan currently outstanding from the Plan.
Payment of Benefits
Upon termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum payment equal to the value of the participant’s vested interest in their account. Upon termination of service for reasons other than death, disability or retirement, a participant may receive a lump-sum payment equal to the vested value of their account.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan or complete discontinuance of contributions, all participants’ accounts become 100% vested. Upon such termination of the Plan, the Company will direct complete distribution of the assets of the Plan to the participants, in cash, subject to the participant consent provisions of the Plan.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements of the Plan are presented on the accrual basis of accounting.
Investment Valuation and Income Recognition
Except for the ING Fixed Account 15S, the Plan’s investments are stated at fair value (see Note 3). The fair value of the participation units owned by the Plan in registered investment companies are based on quoted redemption values on the last business day of the Plan year. These investments are held in pooled separate accounts at ING. The participant loans are valued at their outstanding balances, which approximates fair value.
Investment contracts held in the ING Fixed Account 15S are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by organization-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuers or otherwise.
At December 31, 2005, the ING Fixed Account 15S was recorded at contract value which approximates fair value. The yield and crediting interest rate of the ING Fixed Account 15S is adjusted annually but may not go below 3%. The yield and crediting interest rate of the ING Fixed Account 15S was 3% as of December 31, 2005.
Payment of Benefits
Benefits are recorded when paid. As of December 31, 2005, there were no amounts allocated to the accounts of individuals who have elected to withdraw from the Plan but had not yet been paid.
Net Appreciation in Fair Value of Investments
The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation in the fair value of its investments, which includes unrealized depreciation on those investments.
Administrative and Investment Expenses
Administrative expenses of the Plan are paid directly by the Company and are not included in the accompanying financial statements. Certain investment expenses are netted against the appreciation (depreciation) of the fair value of investments.
Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, investment income and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Credit Risk
The Plan’s investments are not insured or protected by the Plan’s Custodians, the Company, the Pension Benefit Guarantee Corporation, or any other governmental agency; accordingly, the Plan is subject to the normal investment risks associated with similar investments.

NOTE 3 — INVESTMENTS
The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows at December 31, 2005:

ING Fixed Account 15S	$1,350,428

American Funds — Growth Fund of America Fund	1,204,536

Vanguard Funds — WIF — Diversified Value Port	794,562

Levitt Corporation Class A Common Stock Fund	772,356

American Funds — The Income Fund of America	752,379

ING VP IndexPlus Small Cap Portfolio	538,407

Baron Funds — Baron Asset Fund	471,958

American Funds — EuroPacific Growth Fund	402,660
The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows at December 31, 2004:

Evergreen Select Money Market Fund	$668,130

American Funds — Growth Fund of America Fund	499,894

Harris Associates — Oakmark Equity and Income Fund Class II	482,559

American Funds — Washington Mutual Investors Fund — A Share	432,531

Levitt Corporation Class A Common Stock Fund	298,931

State Street Research — Aurora Fund Class A	246,304

Alger Mid Cap Growth Fund	238,226

American Funds — The Bond Funds of America — A Share	197,126
During 2005, the Plan’s investments appreciated(depreciated) as follows:

Pooled separate accounts — mutual funds	$370,240

Levitt Corporation Class A Common Stock	(194,514)

Total	$175,726

NOTE 4 — INCOME TAX STATUS
The Plan is designed to be a qualified trust under Section 401(a) of the Internal Revenue Code (“IRC”) and is subject to the provisions of ERISA. The Plan has adopted a prototype plan prepared and maintained by ING Life Insurance and Annuity Company. The prototype plan received a favorable opinion letter dated November 7, 2001 from the Internal Revenue Service. The Plan administrator believes that the adopted and amended Plan continues to qualify and will remain exempt from federal income taxes under Section 401(a).

NOTE 5 — DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2004	2005
Net assets available for benefits per the financial statements	$4,428,073	$7,589,526
Less: contributions receivable at December 31, 2005	(651,958)	(102,493)
Earnings due on late contributions	(3,696)

Net assets available for benefits per Form 5500	$3,772,419	$7,487,033

NOTE 6 — RELATED PARTY TRANSACTIONS
Certain Plan assets are invested in shares of common stock of Levitt Corporation, the Plan sponsor, through the Levitt Corporation Class A Common Stock Fund (the “Stock Fund”). The Stock Fund held shares of Levitt Corporation Class A common stock at December 31, 2005, representing $772,356 of net assets available for plan benefits.
NOTE 7 — PROHIBITED TRANSACTIONS
The Plan sponsor determined that certain employee contributions were not transmitted to the Plan in a timely manner during the year ended December 31, 2004. The Plan sponsor corrected these untimely transactions. As a result, the accompanying financial statements include an additional contribution receivable of $3,696 for the earnings due on the late contributions as of December 31, 2004.

SUPPLEMENTAL SCHEDULE
LEVITT CORPORATION SECURITY PLUS PLAN
FORM 5500 — SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 11-3675068
Plan Number: 001
December 31, 2005

(a)	(b)	(c)	(d)
	Identity of Issuer, Borrower,		Current
___	Lessor or Similar Party	Description of Investment	Value
	Baron Funds	Baron Asset Fund	471,958
	The American Funds Group	EuroPacific Growth Fund	402,660
	The American Funds Group	New Perspective Fund	254,752
	The American Funds Group	The Growth Fund of America	1,204,536
	The American Funds Group	The Income Fund of America	752,379
	Fidelity Funds	Fidelity VIP Contrafund Port-1	9,670
*	ING Life Insurance and Annuity Co	ING Fixed Account 15S	1,350,428
*	ING Life Insurance and Annuity Co	ING Index Plus Large Cap Fund	73
*	ING Life Insurance and Annuity Co	ING PIMCO Total Return Portfolio	334,615
*	ING Life Insurance and Annuity Co	ING VP IndexPlus Small Cap Portfolio	538,407
*	ING Life Insurance and Annuity Co	ING VP Intermediate Bond Portfolio	238,763
	The Vanguard Group	WIF — Diversified Value Protfolio	794,562
	The Vanguard Group	WIF — Small Company Growth Portfolio	201,380
*	Employer Stock	Levitt Corporation Class A common stock fund	772,356
*	Participant Loans	Participant Loans (rates range from 4.0% — 7.75%)	160,494
*Denotes Party-in-interest
See Report of Independent Registered Public Accounting Firm

Exhibit	Description

23.1	Consent of Independent Registered Public Accounting Firm
SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LEVITT CORPORATION SECURITY PLUS PLAN
By:	/s/ GEORGE P. SCANLON
George P. Scanlon
Executive Vice President and Chief Financial Officer of Levitt Corporation and Chairman of the 401(k) Investment Committee

Dated: June 29, 2006